                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of August 2001

        WESTLINKS RESOURCES LTD.
             (Exact name of registrant as specified in its charter)

Suite 2600, 500 - 4 Avenue S.W., Calgary, Alberta, Canada  T2P 2v6
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F    X          Form 40-F
                                -----                  -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                  No    X
                                -----            -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

Q2, 2001

Second Quarter Report

For the Three and Six Months Ended June 30, 2001

Westlinks Resources Ltd. (NASDAQ: WLKS, CDNX: WLX) is pleased to release its financial results for its six months ended June 30, 2001.

The Company reported revenues of $8,959,000, an increased of 44% versus a comparable period last year. The Company generated pre-tax earnings from operations before restructuring charges and income taxes of $2,461,000 ($0.44 per share), an increase of 63% versus the same period a year earlier when it reported $1,513,000 ($0.35 per share). These results exclude the effect of a restructuring charge of $721,000 related to severance and termination costs as a result of the plan of arrangement with Big Horn Resources Ltd. and the one-time gain on sale of certain oil and gas properties in 2000. The company generated after-tax cash flow after all charges of approximately $4 million, or $0.73 per share, versus $2.89 million, or $0.67 for the same period last year.

The Company’s results for the first six months of 2001 did not include any revenue and expenses from Big Horn. The results of Big Horn will be consolidated with Westlinks commencing August 1. The Company looks forward to the third and fourth quarters when it can fully incorporate the Big Horn results with its own in order to show the complete picture of what the combined new entity is capable of. The exploration, drilling, exploitation and optimization programs, combined with the synergies created by the merger, will be accretive to all Westlinks shareholders.

Westlinks’ results for the six months ended June 30, 2001 were on average 40% better than the amounts reported for the same period last year. Some of the highlights for the six-month period were :

Increased revenues from production by 44% from $6,238,000 in 2000 to $8,959,000 in 2001

Increased cash flow by 41% from $2,891,000 in 2000 to $4,085,000 in 2001

Increased production by 40% from 963 boe/day in 2000 to 1,349 boe/day in 2001

Westlinks was sheltered from the recent sharp decline in gas prices because of its strong focus on oil production. The Company increased its production in the second quarter to 1,465 boe/day (up from 1,232 boe/day in the first quarter) to average 1,349 boe/day for the first six months of 2001. The Company’s netbacks also improved, reaching $18.34 for the first six months of 2001 compared to $16.58 for the same period in 2000. These results do not reflect the recent plan of arrangement with Big Horn Resources Ltd. Westlinks and Big Horn will report their financial results on a combined basis commencing August 1, 2001.

Operations review

Some production optimization was started on the Westlinks properties in the second quarter of 2001 with significant work being performed to date in the third quarter. A recompletion was completed on an existing well resulting in a successful gas well which has tested at AOF of over 1.0 mmscf/day with associated condensate production. Westlinks has a 50% working interest in this well. In the Provost area, Westlinks has become the operator of the battery facilities and hired two field operators. A recompletion on one of the wells has resulted in a successful gas well that has been put on production and is currently producing 600 mcf/day. Three wells in the North Provost field were completed and one well was recompleted during July adding over 40 bbls/day. A compressor and tie-in project for the solution gas in currently being installed, which will add 60 mcf/day. Westlinks’ interest in the Provost area is 100%.

Westlinks previously announced the acquisition of assets in the Superb area of Saskatchewan. The acquisition included four shut in Waseca heavy oil wells that were believed to be capable of a combined production rate of 180 bbl/day once a battery was constructed. The battery has now been completed and the wells have been reactivated with a combined production rate of 225 bbls/day with further optimization ongoing. Plans are currently being finalized to begin a multi-well drilling program in this area.

Big Horn operations review

The most significant event in the first half of 2001 was the drilling, completion and testing of the horizontal well in Kaybob South. Based on the six day flow test completed on the well, it is believed that the well will be capable of producing approximately 500 boe/day. The tie-in of this well had been delayed under the previous operator. Big Horn has taken over as the operator of the tie-in and estimates the well will be in production by the end of September.

Big Horn started its newly installed compressor and gathering system for associated and non-associated gas in the Lanaway area. The compressor is currently full at 1 mmscf/day. Big Horn has identified additional recompletions and re-entries in the area that will ensure the facility remains full for the long term. Tie-ins of gas wells drilled in the St. Anne and Highvale areas are also proceeding which will bring an estimated 50 boe/day and 40 boe/day respectively in October 2001.

Drilling activity

During the first six months of 2001, Big Horn drilled eight wells and recompleted two others, resulting in two oil wells and eight gas wells. Westlinks recompleted two wells, resulting in two gas wells. The combined success ratio is 100%.

Big Horn transaction

Effective August 1, 2001 the Corporation acquired 100% of the common shares of Big Horn Resources Ltd., a junior oil and gas company listed on the Toronto Stock Exchange, by the way of a plan of arrangement. The plan of arrangement between Big Horn and Westlinks called for each Big Horn share, other than those held by Big Horn shareholders who had validly exercised their right of dissent and those already held by Westlinks, if any, to be exchanged, at the election of the Big Horn shareholder, for either $0.22 and 0.74 of a preferred share of Westlinks or 0.1905 of a common share of Westlinks.

Westlinks acquired 100% of Big Horn for cash of $2,205,447 (not including acquisition costs) and the issuance of 3,496,436 common shares and 7,418,332 preferred shares. The Westlinks preferred shares are redeemable at any time by Westlinks for $0.85. Holders of these preferred shares may require Westlinks to redeem all or any of the preferred shares held by them at any time following the first anniversary of the date of issue. The Westlinks preferred shares are non-voting. They are transferable. Holders of these preferred shares are not entitled to receive any dividends until the first anniversary of the date of issue. There is no market for the Westlinks preferred shares and none is expected to develop.

In addition, approximately 460,915 Westlinks options will be issued in exchange for Big Horn options.

The operations of Big Horn will be consolidated with Westlinks commencing on August 1, 2001.

For the first six months of 2001, Big Horn had revenue of $6,695,000, cash flow of $3,655,000 and net earnings of $1,016,000. Big Horn’s production for the first half of 2001 was 407 bbls/day of oil and 3,056 mcf/day of natural gas for a total production (on a 6 to 1 conversion basis) of 916 boe/day.

For further information contact:

Reg J. Greenslade, President and Chief Executive Officer (403) 213-2507

Luc Chartrand, Chief Financial Officer (403) 213-2502

John McGrain (403) 263-0262

SUMMARY FINANCIAL AND OPERATIONAL INFORMATION
Financial (in Thousand’s except for per share amounts) All amounts in CDN dollars except volumes	Three Months June 30 2001	Six Months June 30 2001	Six Months June 30 2000	% change
Production revenue	$ 4,670	$ 8,959	$ 6,238	+ 44%

Cash flow from operations **	$ 2,566	$ 4,479	$ 2,891	+ 55%
Per common share (basic and diluted)	$ 0.45	$ 0.80	$ 0.67	+ 19%
Earnings from operations **	$ 1,497	$ 2,461	$ 1,513	+ 63%
Per common share (basic and diluted)	$ 0.26	$ 0.44	$ 0.35	+ 26%
** before restructuring charges and income taxes

Cash flow ***	$ 795	$ 4,085	$ 2,891	+ 41%
Per common share (basic and diluted)	$ 0.15	$ 0.73	$ 0.67	+ 9%
Net earnings ***	$ 470	$ 1,081	$ 1,287	- 16%
Per common share (basic and diluted)	$ 0.08	$ 0.19	$ 0.30	- 37%
***as reported, after restructuring charges and income taxes

Operating
(based on a 6 to 1 conversion factor)
Average daily oil production (bbl/day)	1,445	1,308	940	+ 39%
Average daily gas production (mcf/day)	119	248	137	+ 81%
Average daily production (6 to 1 boe/day)	1,465	1,349	963	+ 40%

Netbacks per boe	$ 19.24	$ 18.34	$ 16.58	+ 11%

Field prices
Average field price for oil (per barrel)	$ 32.92	$ 34.08	$ 36.16	- 6%
Average field price for natural gas (per mcf)	$ 5.80	$ 8.17	$ 3.12	+ 162%

WESTLINKS RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
			30-Jun	31-Dec
			2001	2000
			(Unaudited)
ASSETS
Current assets:
Cash			$ 19,262	$ 1,443
Accounts receivable			1,629,376	2,413,054
Prepaid expenses and other assets			113,869	91,942
			1,762,507	2,506,439

Investments ( note 6(a) )			7,339,673	422,000

Capital assets (note 2)			32,756,943	23,630,986
Less accumulated depreciation			(6,680,970)	(4,763,236)

			26,075,973	18,867,750

Future income tax asset			377,183	-
Deferred share issue costs			-	837,555

			$ 35,555,336	$ 22,633,744

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities			$ 1,126,598	$ 4,354,949
Income taxes payable			874,140	1,316,171
			2,000,738	5,671,120

Bank loan			10,600,000	8,403,000
Deferred gain (note 3)			1,201,887	-
Provision for future site restoration costs			327,175	250,847
Future income tax liability			-	631,427
Series 1 preferred shares (note 4)			5,205,290	-

Shareholders' equity
Share capital (note 5)			12,493,951	5,031,846
Retained earnings			3,726,295	2,645,504

			16,220,246	7,677,350
Subsequent events (note 6)
			$ 35,555,336	$ 22,633,744

See accompanying notes

WESTLINKS RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
( Unaudited )
	Three Months	Three Months	Six Months	Six Months
	June 30	June 30	June 30	June 30
	2001	2000	2001	2000

Revenues

Oil and Gas	$ 4,670,199	$ 4,497,051	$ 8,958,578	$ 6,238,036

Expenses:

Royalties, net of ARTC	719,384	886,905	1,427,095	1,278,765
Depletion, depreciation and site restoration	1,068,900	1,017,153	2,017,500	1,377,493
Production	1,029,643	915,761	2,400,400	1,321,225
General and administration	252,666	303,561	509,394	517,736
Interest	102,845	165,280	143,064	229,636

	3,173,438	3,288,660	6,497,453	4,724,855

Earnings from operations	1,496,761	1,208,391	2,461,125	1,513,181
Restructuring charges	(721,650)	-	(721,650)	-
Gain on sale of oil and gas properties	-	627,900	-	627,900
Earnings before income taxes	775,111	1,836,291	1,739,475	2,141,081
Income taxes - future	(455,456)	707,330	(215,456)	853,926
Income taxes - current (recovery)	760,140	-	874,140	-
	304,684	707,330	658,684	853,926

Net earnings	470,427	1,128,961	1,080,791	1,287,155

Retained earnings, beginning of period	3,255,868	472,498	2,645,504	314,304

Retained earnings, end of period	$ 3,726,295	$ 1,601,459	$ 3,726,295	$ 1,601,459

Earnings per share:
Basic and diluted	$0.08	$0.26	$0.19	$0.30
WESTLINKS RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
	Three Months	Three Months	Six Months	Six Months
	June 30	June 30	June 30	June 30
	2001	2000	2001	2000
Cash provided by (used in):
Operations:
Net income	$ 470,427	$ 1,128,961	$ 1,080,791	$ 1,287,155
Add (deduct) items not requiring cash:
Depletion, depreciation and site restoration	1,068,900	1,017,153	2,017,500	1,377,493
Future income taxes	(455,456)	707,330	(215,456)	853,926
Deferred gain	-	-	1,680,031	-
Amortization of deferred gain	(288,493)	-	(478,144)	-
Gain on sale of capital assets	-	(627,900)	-	(627,900)
Funds from operations	795,378	2,225,544	4,084,722	2,890,674
Change in non-cash working capital items:
Accounts receivable	82,326	(164,254)	783,678	(690,220)
Advances and prepaid expenses	9,423	39,480	(21,927)	-
Accounts payable and accrued liabilities	(707,555)	(55,501)	(3,228,351)	1,003,678
Income taxes payable	(556,031)	-	(442,031)	-
	(376,459)	2,045,269	1,176,091	3,204,132

Investments:
Capital assets additions	(1,993,002)	(11,737,717)	(7,844,067)	(15,117,475)
Site restoration costs	(5,328)	(8,889)	(5,328)	-
Investments	(6,917,673)	(250,000)	(6,917,673)	(250,000)
Proceeds on disposal of capital assets	-	588,000	-	588,000
	(8,916,003)	(11,408,606)	(14,767,068)	(14,779,475)

Financing:
Bank loan	4,165,000	7,390,000	2,197,000	9,190,000
Issue of common shares, net of issue costs	(62,522)	11,872	6,206,506	107,890
Deferred share issue costs	-	(282,110)	-
Promissory notes	-	2,237,100	-	2,237,100
Preferred shares	5,205,290	-	5,205,290	-
	9,307,768	9,356,862	13,608,796	11,534,990
Increase (decrease) in cash	15,306	(6,475)	17,819	(40,353)
Cash, beginning of period	3,956	8,410	1,443	$ 42,288
Cash, end of period	$ 19,262	$ 1,935	$ 19,262	$ 1,935

Funds provided by operations per share:
Basic and diluted	$0.15	$0.51	$0.73	$0.67

Westlinks Resources Ltd.

Notes to Consolidated Financial Statements

For the three and six months ended June 30, 2001

(Unaudited)

The interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared following the same accounting policies and methods used in preparing the consolidated financial statements for the fiscal year ended December 31, 2000, except as described below, and should be read in conjunction with those statements. The other disclosures below are incremental to those reflected in the annual statements.

1. Significant accounting policies:

The Canadian Institute of Chartered Accountants has approved a new standard for the computation, presentation and disclosure of per share amounts. The Corporation has retroactively adopted the new standard. Under the new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method, only "in the money" dilutive instruments impact the diluted calculations.

In computing diluted net earnings per share no shares were added to the weighted average number of common shares outstanding during the three and six months ended June 30, 2001 for the dilutive effect of employee stock options and warrants. The new standard has been applied retroactively with no effect on prior period per share calculations.

2. Capital assets:

On March 27, 2001 the Corporation closed a Purchase and Sale Agreement with another company to purchase petroleum and natural gas assets for $5,500,000. The results of operations are included in the consolidated financial statements in the second quarter 2001.

On June 29, 2001 the Corporation closed a Purchase and Sale Agreement with another company to purchase petroleum and natural gas assets for $3,000,000. The results of operations are not included in the consolidated financial statements in the second quarter 2001.

3. Financial instruments:

Effective January 31, 2001, the Corporation settled a fixed price contract eliminating the requirement to deliver set physical quantities of oil at fixed prices. Upon the cancellation of the contract the Corporation received approximately $1,680,000, which will be recognized over the term of the contract. At June 30, 2001 the remaining deferred gain related to this settlement was $1,201,887.

4. Series 1 preferred shares:

As at June 30, 2001 Westlinks owned 8,275,500 shares of Big Horn Resources Ltd., which it acquired for $1,820,160 cash and the issuance 6,123,870 Series 1 preferred shares. The Series 1 preferred shares are non-voting. They are transferable. Holders of these preferred shares are not entitled to receive any dividends until the first anniversary of the date of issue. The Westlinks preferred shares are redeemable at any time by Westlinks for $0.85. Holders of these preferred shares may require Westlinks to redeem all or any of the preferred shares held by them at any time following the first anniversary of the date of issue. There is no market for the Westlinks preferred shares and none is expected to develop. Subsequent to June 30, Westlinks acquired the remaining shares of Big Horn. See note 6(a).

5. Share capital:

	2001
	Number of Shares	Amount
Common shares issued:
Balance, beginning of period	4,595,139	$ 5,031,846
Issued for cash pursuant to public offering	1,035,000	7,081,024
Issued upon exercise of options	43,500	99,450
Issued pursuant to acquisition of capital assets	213,047	1,300,000
Issue costs incurred, net of income tax benefit of $793,154	-	(1,018,369)
Balance, end of period	5,886,686	$ 12,867,501

	Number of Weighted Average
	Options	Exercise Price
Balance, beginning of period	430,500	$ 5.76
Options granted	190,000	6.16
Options exercised	(43,500)	2.29
Options cancelled	(12,000)	6.15
Balance, end of period	565,000	$ 6.15

	Number of Weighted Average
	Warrants	Price (US$)
Balance, beginning of period	-	$ -
Issued pursuant to public offering	1,035,000	4.50
Issued pursuant to underwriters agreemen	200,000	4.95
Balance, end of period	1,235,000	$ 4.58

On January 17, 2001, the Corporation completed a secondary public offering in the United States. The offering consisted of 1,000,000 units of one common share and one share purchase warrant for U.S. $4.55 per unit. The share purchase warrants are exercisable for six months at U.S. $4.50 per share. Total net proceeds received were approximately $5,100,000 Cdn. The proceeds from the offering were used to pay down the Corporation’s bank loan.

6. Subsequent events:

(a) Business combination:

Effective August 1, 2001 the Corporation acquired 100% of the common shares of Big Horn Resources Ltd., a junior oil and gas company listed on the Toronto Stock Exchange, by the way of a plan of arrangement. Consideration consisted of cash of $2,205,447 (not including acquisition costs) and the issuance of 3,496,436 common shares and 7,418,332 preferred shares. The terms of the Series 1 preferred shares are described in note 4. In addition, approximately 460,915 Westlinks options will be issued in exchange for Big Horn options.

(b) Share repurchase:

On August 14, 2001 Westlinks announced its intention to acquire, for cancellation up to 5% of its total outstanding common shares. The Corporation currently has 9,383,122 issued and outstanding (including the shares issued for the Big Horn plan of arrangement). The Corporation will buy back its common shares through the facilities of the NASDAQ during the twelve-month period commencing on August 20, 2001 and ending on August 20, 2002. Purchases of common shares of the Corporation will be effected through the facilities of the NASDAQ at times and in numbers to be determined by the Corporation. The purchase of and payment for the common shares of the Corporation will be made by the Corporation in accordance with the by-laws and rules of the NASDAQ and United States securities laws. The Corporation intends to finance the purchase price for the common shares purchased by it from its working capital. The Corporation shall purchase shares through a registered broker dealer and consideration shall be paid immediately upon completion of the sale of the common shares. No director or senior officer, associate of a director or senior officer, or any person holding more than 10% of the securities of the Corporation, or any person acting jointly or in concert with the Corporation has any intention of selling their common shares to the Corporation during the share buy back and will not receive any benefit as a result of not participating in the share buy back. The Corporation has not reached any special arrangement with its shareholders to purchase their shares.

                                       SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 30, 2001

                                          Westlinks Resources Ltd.

                                          By: /s/ Luc Chartrand
                                          -------------------------------
                                          Name:  Luc Chartrand
                                          Title: Chief Financial Officer